BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                 Publicly Listed Company




                          DISCLOSURE OF A MATERIAL FACT



                          INCREASED INTEREST ON CAPITAL




We wish to inform our Stockholders that at a meeting of the Administrative Council held on May 3 2004, it was decided to increase to R$ 0.13 from R$ 0.17 per thousand shares, the interest on capital, monthly paid, as an integral part of the mandatory dividend, from July 1, 2004 onwards, having the stockholding position on May 31, 2004, less 15% income tax at source, resulting in net interest of R$ 0.1445 per thousand shares, except where the income tax retention relates to stockholders that are already certified as not being subject to or exempt from such income tax.



                                           Sao Paulo-SP, May 3 2004.

                                     BANCO ITAU HOLDING FINANCEIRA S.A.



                                            ALFREDO EGYDIO SETUBAL
                                         Investor Relations Director